FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
33 West 8th Avenue – Unit 101
Vancouver BC V5Y 1M8

Item 2.	Date of Material Change:

July 10, 2013

Item 3.	News Release:

A news release announcing the material change was issued on July 11, 2013 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced an increase in its share repurchase program.

Item 5.	Full Description of Material Change:

The Company announced an increase in its share repurchase program of an additional US$500,000 for the repurchase of the Company’s outstanding common stock.

On September 9, 2009 the Company announced its initial share repurchase program and since that time has acquired 847,686 post-consolidation shares.

The repurchase program will expire upon the expenditure of the committed amount, is subject to applicable laws, the insider-trading window periods imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase shares of its common stock from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

July 11, 2013